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                                                   Filed by EXCO Resources, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                      Commission File No: 0-9204
                                           Subject Company: EXCO Resources, Inc.


        EXCO RESOURCES, INC. ANNOUNCES FORMATION OF SPECIAL COMMITTEE TO
                              CONSIDER ACQUISITION PROPOSAL

DALLAS, TEXAS, August 15, 2002....EXCO Resources, Inc. (Nasdaq: EXCO)
announced today that its Board of Directors has established a special committee comprised of J. Michael Muckleroy and Stephen F. Smith to consider an offer by its Chairman and Chief Executive Officer, Douglas H. Miller, to purchase all of the outstanding shares of common and preferred stock of the Company not already owned by Mr. Miller. Mr. Miller has not as of this time formally presented to the Company his full terms and financing arrangements. The special committee has been authorized to consider, evaluate, negotiate and make a recommendation to the disinterested members of the Board on any proposal. In addition, the special committee may consider proposals from other parties relating to the acquisition of the Company. The special committee will retain its own legal counsel and independent financial advisors.

On August 7, 2002, the Company announced that Mr. Miller had made an offer to acquire all of the outstanding shares of the Company not already owned by Mr. Miller in a transaction whereby the outstanding shares of common stock will receive $17.00 per share in cash. The holders of the Company's outstanding 5% convertible preferred stock would receive between $17.00 and $18.05 per share in cash depending upon the closing date of the acquisition transaction. The proposal from Mr. Miller was made subject to the negotiation and execution of a definitive acquisition agreement containing mutually agreeable terms and conditions as are customary in such agreements, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the special committee, the Board of Directors and the shareholders of the Company, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion by the special committee, and
(4) the receipt of all necessary regulatory approvals.

Additional information about EXCO Resources, Inc. may be obtained by contacting the Company's President, Ted Eubank, at EXCO's headquarters, 6500 Greenville Avenue, Suite 600, LB17, Dallas, Texas 75206, telephone number
(214) 368-2084.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. There can be no assurance that the proposed transaction described in the press release will be accepted by the Company in its proposed form or any revised form or, that even if accepted, that the transaction will close.

In the event that the proposed transaction is accepted by the Company, the acquiring person or entity and the Company will be required to make certain other filings regarding the proposed transaction with the Securities and Exchange Commission. Investors and security holders are advised to read all such filings regarding the proposed transaction, when and if the transaction proceeds and such filings are made, because they will contain important information. Investors and security holders may obtain free copies of any such filings (when and if they become available) and other documents filed by the Company with the Commission at the Commission's web-site at www.sec.gov. Information concerning any participants in any solicitation of the Company's shareholders that is made in connection with the proposed transaction will be disclosed when available.